Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Fourth Quarter and full year 2020 Financial Results with Annual Net Income of $46.8 million, a 20% growth year over year

The results for the fourth quarter and for the full year 2020 reflect double digit growth in revenues, gross profit, operating income and net income.

Or Yehuda, Israel, March 17, 2021 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and full year ended December 31, 2020.

Financial Highlights for the Fourth Quarter Ended December 31, 2020

●	Consolidated revenues for the fourth quarter increased by 21.2% to a record breaking $543.2 million. Revenues for the fourth quarter ended December 31, 2019 amounted to $448.2 million.

●	Consolidated operating income for the fourth quarter increased by 23.4% to a record breaking $45.8 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the fourth quarter ended December 31, 2019 amounted to $37.1 million.

●	Consolidated net income attributable to Formula’s shareholders for the fourth quarter increased by 19.1% to $11.9 million, or $0.76 per fully diluted share, compared to $10.0 million, or $0.64 per fully diluted share, for the fourth quarter ended December 31, 2019.

Financial Highlights for the Year Ended December 31, 2020

●	Consolidated revenues for the year increased by 13.7% to a record breaking $1,933.9 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the year ended December 31, 2019 amounted to $1,701.1 million.

●	Consolidated operating income for the year increased by 23.2% to a record breaking $170.6 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the year ended December 31, 2019 amounted to $138.5 million.

●	Consolidated net income attributable to Formula’s shareholders for the year was $46.8 million, or $3.01 per fully diluted share, compared to $38.8 million, or $2.44 per fully diluted share in the year ended December 31, 2019, reflecting an increase of 20.5% year over year.

●	As of December 31, 2020, Formula held 49.3%, 44.0%, 45.5%, 100%, 50%, 90.09% and 80% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., and Ofek Aerial Photography Ltd., respectively.

●	Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $533.2 million as of December 31, 2020, compared to $405.2 million as of December 31, 2019.

●	Total equity as of December 31, 2020 was $ 1,107.5 million (representing 43.9% of the total consolidated balance sheet), compared to $896.3 million (representing 42.9% of the total consolidated balance sheet) as of December 31, 2019.

Debentures Covenants

As of December 31, 2020, Formula was in compliance with all of its financial covenants under the debenture series issued by Formula, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $502.7 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 1.1%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.046.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We are very pleased to conclude 2020 on a high note across our entire investment portfolio reaching an all-time record across all of our key indices (revenues, operating income, EBITDA and net income), overcoming multiple challenges introduced by COVID-19 pandemic and quickly and productively adjusting to the new work environment. We enter into 2021 with a strong momentum and plan to continue our efforts across our entire portfolio to adhere our core values of innovation, professionalism, agility and transparency which allow us to continue our growth and preserve our leading position.”

“Matrix managed to quickly overcome the challenges and adjust to the “New Normal” introduced by the COVID-19 global pandemic and managed to finish 2020 as a record-breaking year across all financial indices. Among the adjustments were the transition to a hybrid work model and significantly increase the company’s scope of operations in all high-demand technology sectors. We are pleased with Matrix continued recognition as a market leader in the implementation of fastest-growing technologies, such as: cloud, cyber, digital, data, AI and machine learning, which enables the company to create significant value for its customers in managing, streamlining, accelerating, and making their businesses thrive. Matrix is positioned as the preferred technology partner in the Israeli market for 15 years in a row. Looking forward and witnessing the increasing demand for digital services, cloud services, infrastructure, computing, and data analytics, Matrix intends to expand and recruit more quality personnel to fill the many positions required in these areas in order to continue to lead the innovation in Israel’s IT industry and maintain the position of a market leader.”

“Sapiens finished 2020 on a strong note, despite the multiple challenges introduced by the COVID-19 pandemic, with record fourth quarter Non-GAAP revenues crossing the $100 million-dollar-mark, coming in at $103 million, 19% higher than last year and strong Non-GAAP operating margin of 18.1%, improving by 164 basis points, compared to the same period last year. For the full year of 2020 Non-GAAP revenue increased by 18% to $384 million and Non-GAAP operating margin of 17.7%. The results demonstrate how well Sapiens is executing its proven “Land and Expand” strategy, which enables it to grow in the highly regulated and regionally diverse global insurance markets and validate its operating leverage. In addition, Sapiens continues to preserve its position as a one-stop-shop in P&C and Life with its hundreds of customers, along with offering complimentary and digital solutions. Sapiens enters into 2021 with a strong momentum, a solid balance sheet and plans to leverage its recent acquisitions.”

“Magic also finished 2020 on a strong note with record breaking revenues of $104.6 million for the fourth quarter, reflecting 15% increase from the same period last year and exceeding the 100 million-dollar-mark for the first time. For the full year of 2020, Magic’s revenues increased 14% year over year to $371 million and non-GAAP operating income increased 20% year over year to $53 million. The company’s results of operations for the year demonstrate its ability to manage the business and execute on its strategy during uncertain times introduced by the COVID-19 global pandemic while keeping its employees safe and productive.”

“Michpal group continues to realize synergies and monetize on its busines model with its revenues also fueled by the acquisition of Unique Software Enterprises Ltd. concluded in November 2019 and Liram Financial Software Ltd., concluded in May 2020. Michpal Group is well positioned to continue helping its customers to adjust to the ever-changing governmental labor guidelines which are introduced in light of the COVID-19 pandemic.”

“TSG (held jointly by Formula and Israel Aerospace Industries) also finished the year on a high note, signing a new multi-million-dollar G2G agreement with a law enforcement agency in South East Asia. TSG will deliver a multi-sensory and multidisciplinary system which would include and integrate a Command & Control system, for the use of the entire organization. In addition, during 2020 TSG had the opportunity to put to good use its proven AI development capabilities developed for the defense sector in order to predict Hospital respiratory deterioration of Covid-19 infected patients. The system was integrated in the Beilinson Hospital in Israel and generated impressive results. This is another perfect example of TSG’s capability to monetize on long term capabilities dedicated to the defense sector in the private sector.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula’s most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. In addition, there is uncertainty about the spread of the COVID19 pandemic virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	Unaudited		Unaudited
Revenues	543,240	448,205	1,933,918	1,701,115
Cost of revenues	418,264	344,224	1,486,485	1,315,066
Gross profit	124,976	103,981	447,433	386,049
Research and development costs, net	14,220	12,439	52,604	46,690
Selling, marketing and general and administrative expenses	64,989	54,468	224,188	200,870
Operating income	45,767	37,074	170,641	138,489
Financial expenses, net	10,723	6,147	26,885	18,652
Income before taxes on income	35,044	30,927	143,756	119,837
Taxes on income	6,754	6,726	31,268	27,201
Income after taxes	28,290	24,201	112,488	92,636
Share of profit of companies accounted for at equity, net	1,200	272	1,535	1,787
Net income	29,490	24,473	114,023	94,423
Net income attributable to non-controlling interests	17,597	14,489	67,247	55,603
Net income attributable to Formula Systems’ shareholders	11,893	9,984	46,776	38,820

Earnings per share (basic)	0.77	0.65	3.05	2.56
Earnings per share (diluted)	0.76	0.64	3.01	2.44

Number of shares used in computing earnings per share (basic)	15,288,017	15,282,600	15,286,142	15,189,758
Number of shares used in computing earnings per share (diluted)	15,293,138	15,291,360	15,292,450	15,340,867

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	501,626	368,666
Short-term deposits	30,289	29,886
Marketable securities	1,238	6,600
Trade receivables	520,144	486,007
Other accounts receivable and prepaid expenses	83,610	65,709
Inventories	23,988	8,636
Total current assets	1,160,895	965,504

LONG-TERM ASSETS:
Deferred taxes	39,890	38,865
Other long-term accounts receivable and prepaid expenses	22,703	22,205
Total long-term assets	62,593	61,070

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	28,478	26,021

PROPERTY, PLANTS AND EQUIPMENT, NET	59,559	43,059

OPERATING LEASE RIGHT-OF-USE ASSETS	114,414	104,130

NET INTANGIBLE ASSETS AND GOODWILL	1,094,073	889,473

TOTAL ASSETS	2,520,012	2,089,257

CURRENT LIABILITIES:
Loans and credit from banks and others	120,444	125,297
Debentures	41,454	31,362
Current maturities of operating lease liabilities	32,065	35,673
Trade payables	153,259	125,163
Deferred revenues	128,898	93,512
Other accounts payable	258,717	205,205
Dividend payable	-	7,081
Liabilities in respect of business combinations	9,121	8,431
Put options of non-controlling interests	35,843	39,668
Total current liabilities	779,801	671,392

LONG-TERM LIABILITIES:
Loans and credit from banks and others	180,316	162,062
Debentures	203,070	175,411
Long term operating lease liabilities	91,188	73,686
Other long-term liabilities	12,191	8,311
Deferred taxes	68,368	53,854
Deferred revenues	16,626	6,491
Liabilities in respect of business combinations	16,582	14,895
Put options of non-controlling interests	29,257	15,182
Employees benefit liabilities	15,119	11,639
Total long-term liabilities	632,717	521,531

EQUITY
Equity attributable to Formula Systems’ shareholders	502,728	421,640
Non-controlling interests	604,766	474,694
Total equity	1,107,494	896,334

TOTAL LIABILITIES AND EQUITY	2,520,012	2,089,257

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	47,852	82,725
Other accounts receivable and prepaid expenses	4,977	6,803
Total current assets	52,829	89,528

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY
CONTROLLED ENTITY (*)
Matrix IT Ltd.	142,194	125,809
Sapiens International Corporation N.V.	227,771	176,832
Magic Software Enterprises Ltd.	117,624	114,019
Other	90,395	72,322
Total Investments in subsidiaries and a jointly controlled entity	577,984	488,982

OTHER LONG TERM RECEIVABLES	1,707	1,539

PROPERTY, PLANTS AND EQUIPMENT, NET	2	2

TOTAL ASSETS	632,522	580,051

CURRENT LIABILITIES:
Loans from banks and others	-	13,130
Debentures	21,652	20,296
Trade payables	349	69
Other accounts payable	2,328	1,274
Dividends payable	-	7,081
Total current liabilities	24,329	41,850

LONG-TERM LIABILITIES:
Debentures	104,394	116,561
Put options of non-controlling interests	1,071	-
Total long-term liabilities	105,465	116,561

EQUITY	502,728	421,640

TOTAL LIABILITIES AND EQUITY	632,522	580,051

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.